RBC CAPITAL MARKETS, LLC

Three World Financial Center, 8th Floor

200 Vesey Street

New York, NY 10281

July 27, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey Riedler, Assistant Director

Re:	Stemline Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-180515

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), RBC Capital Markets, LLC, as representative of the several underwriters (the “Representative”) hereby joins in the request of Stemline Therapeutics, Inc. (the “Company”) that the effective time of the above-referenced Registration Statement on Form S-1 be accelerated to Tuesday, July 31, 2012, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that during the period from July 19, 2012 to the date of this letter, the preliminary prospectus, dated July 19, 2012, was distributed as follows:

Underwriters and dealers:	125

Institutional investors:	807

Retail investors and others:	1,058

Total:	1,990

The Representative confirms on behalf of itself and the several underwriters that it has complied and will continue to comply with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

RBC CAPITAL MARKETS, LLC

As Representative of the Several Underwriters

RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name: Jennifer Caruso
Title: Director

[Signature Page to Underwriter Acceleration Request]